October 18, 2024

Tamara Jovonovich
Chief Executive Officer
Jabez Biosciences, Inc.
6393 Blackstone Dr.
Zionsville, IN 46077

       Re: Jabez Biosciences, Inc.
           Offering Statement on Form 1-A
           Filed September 23, 2024
           File No. 024-12509
Dear Tamara Jovonovich:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover Page

1. We note your disclosure here and throughout your offering statement that Jabez
       Biosciences is dedicated to bringing "best-in-class" treatment and that JBZ-001 is
       "anticipated to be a Best-In-Class" treatment. Given the development stage of your drug candidate and the length of the drug approval process, it is premature and inappropriate to speculate or imply that any Jabez Biosciences product candidates will ultimately be approved or become best-in-class. Please remove these statements and any similar statements throughout.
2. We note your disclosure here and elsewhere that your drug candidate "may be a safe and effective therapeutic." We also note your disclosure here and elsewhere that your drug candidate "binds to and turns off a catalytic enzyme needed for tumor cell growth and survival"; that it "effects proliferative diseases"; that it leaves normal cells'
       ability to repair and multiply "unaffected"; and that it works "syngerstically" with other treatment protocols to "treat otherwise medically elusive malignancies." Please revise your disclosures here, and elsewhere as appropriate, to remove the implication
 October 18, 2024
Page 2

       that your product is safe or effective as such conclusions are solely within the authority of the FDA and comparable foreign regulators.
3. We note that this offering is being conducted on a best efforts basis. Please revise your disclosure here to state the termination date for the offering and state if there are any arrangements to place the funds received in an escrow, trust, or similar arrangement.
4. You state here that JBZ-001 "may qualify for FDA fast track, priority review, and orphan status, creating 'first in the queue' reviews from the FDA and shorter times to approval." Please balance such disclosure here, and elsewhere as appropriate, by stating that although JBZ-001 may "qualify" for these review types, there is no guarantee that the FDA will agree with your categorization.
5. Please revise your cover page to prominently disclose, as you do on page 5, that your founders, directors and executive officers own or control a majority of Jabez
       Biosciences' shares of common stock and include a discussion of the consequences.
6. Please revise your cover page to prominently disclose, as you do on page 9, that you
       "determined the price of the Shares arbitrarily" and that you "cannot assure that the price of the Shares . . . is the fair market value of the Shares or that investors will earn any profit on them."
Risk Factors, page 4

7. Please include a risk factor discussing any potential risks associated with your exclusive license agreement with the Ohio State Innovation Foundation, the technology transfer function of the Ohio State University and the Hendrix College.
8. We note your disclosure on page 3 that "[t]here is no guarantee that the Shares will be publicly listed or quoted or that a market will develop for them." Please include a risk factor discussing any potential risks associated with there being "no guarantee that the
       Shares will be publicly listed or quoted or that a market will develop for them."
Risks Related to the Industry, page 7

9. Please revise your risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition, or business. For example, in this section you have included a number of risk factors relating to "biotech products" and "biotech companies" that appear to be generic without referencing how these risk factors apply to your specific circumstances. Your disclosure in this section should not be generic but should be customized to the facts pertaining to the Company so that investors can understand the risk factors in their proper context.
Cautionary Note Regarding Forward-Looking Statements, page 10

10. We note your disclosure that "neither [you] nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking
       statements." Please delete this statement as it is not appropriate to disclaim responsibility for disclosure in your offering statement.
 October 18, 2024
Page 3
Dilution, page 11

11. Please tell us why the information required by Item 4. Dilution of the Offering
       Circular in Part II of Form 1-A is not required to be provided.
Plan of Distribution, page 11

12. Please describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold. If there is no such arrangement, please state so.
       Refer to Item 5(e) of the Offering Circular in Part II of Form 1-A for guidance.
Use of Proceeds, page 11

13. We note that you will use the anticipated net proceeds to "launch and grow [y]our business operations, hire key personnel, and for working capital." Please revise your disclosure here, and elsewhere as appropriate, to include an approximate dollar amount intended to be used for each such purpose. Additionally, please revise your disclosure to provide more granularity regarding how the proceeds will be utilized with respect to "launch[ing] and grow[ing] your business operations."
14. We note that this is a best efforts offering and that if the entire offering is sold you will receive approximately $10,000,000. Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified are not sold.
15. You state on page 4 that your management will have "considerable discretion over the use of proceeds from [this] offering." Please also include such disclosure in the Use of
       Proceeds section.
Business
Our Business, page 14

16. You state that JBZ-001 has recently been approved as an Investigational New Drug.
       Please include the date that the application was approved by the FDA.
17. You state that JBZ-001's Phase 1 clinical trial is anticipated to begin enrolling patients in December 2024. Please revise your disclosure to provide more details regarding the
       Phase 1 clinical trial, including, but not limited to, the design of the clinical trial, the clinical endpoints established, the planned duration of treatment, and any other material information regarding the trial.
18. You state that pre-clinical studies demonstrated that "JBZ-001, combined with other treatment protocols, work synergistically to treat otherwise medically elusive malignancies." Please include a detailed discussion of the pre-clinical studies referenced here and state whether such studies were conducted by you or a third-
       party.
19. Where appropriate, please include a discussion of the regulatory FDA process that
       JBZ-001 must complete to achieve commercialization.
20. You state that the safety and efficacy of the DHODH class is well known in the oncology space. Please state whether any DHODH inhibitors have been approved by the FDA or comparable foreign regulators. If not, please remove suggestions of safety and efficacy as those determinations are solely within the authority of the FDA or comparable foreign regulators.
 October 18, 2024
Page 4

21. We note your discussion of the exclusive license agreement here, on the cover page, and on page 15. Please revise here and elsewhere as appropriate to disclose the total amount paid pursuant to the agreement and the applicable royalty rates to be paid by each party. In the event a range is provided in place of the actual royalty rate, such range should be within ten percentage points. Please also revise your disclosure to describe the termination provisions set forth in the license agreement. Additionally, please file the license agreement as an exhibit to the offering statement.
Intellectual Property, page 14

22. You state that you "entered into an exclusive license agreement . . . with the Ohio
       State Innovation Foundation, the technology transfer function of the Ohio State
       University and the Hendrix College where the company completed the exclusive license of key patent families and related intellectual property[.]" Please disclose the type of patent protection obtained, the specific product(s) to which the patent relates, the expiration dates, and the applicable jurisdictions.
Management's Discussion and Analysis
Liquidity and Capital Resources, page 18

23. Please provide information regarding your liquidity, including a description and evaluation of internal and external sources of liquidity and a brief discussion of any material unused sources of liquidity. Discuss any material deficiency in liquidity and state the course of action you have taken or propose to take to remedy the deficiency.
       Include a statement indicating whether, in the company's opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations. Refer to Items 9(b) and (c) of the Offering Circular in Part II of Form 1-
       A.
Directors, Executive Officers, and Significant Employees
Directors and Executive Officers, page 19

24. Please revise your disclosure regarding the background of your executive officers and directors, Tamara Jovonovich, Robert Lewis, Bruce A. Cassidy, and Martin Lewis to
       describe their business experience, principal occupations and employment during the past five years, including the dates and duration of their employment.
25. We note your disclosure that your Chief Financial Officer and Director, Brian Cogley, became the Chief Financial Officer of Coeptis Therapeutics Holdings, Inc. in May
       2023. Please clarify your disclosure here to explain whether Mr. Cogley is currently serving in this role for Coeptis Therapeutics Holdings, Inc. and clarify whether Mr.
       Cogley is working part-time in his role as Chief Financial Officer for the Jabez
       Biosciences. If Mr. Cogley is working part-time in his role with Jabez Biosciences, please revise your disclosure to indicate approximately the average
       number of hours per week or month he works or is anticipated to work for the
       Company.
Compensation of Directors and Executive Officers, page 21

26. We note Jabez Biosciences was incorporated on May 22, 2024 and as such, none of
 October 18, 2024
Page 5

       your executive officers received compensation for the year ended 2023. Please briefly describe any proposed compensation to be made in the future pursuant to any ongoing plan or arrangements for Tamara Jovonovich, Brian Cogley, and Robert
Lewis.
Security Ownership of Management and Certain Securityholders, page 22

27. Please revise your disclosure here to include all of the information required by Item
       12 of the Offering Circular in Part II of Form 1-A.
Description of Capital, page 23

28. The general description of your capital stock does not appear to be materially compete. Please ensure all material information related to the common stock being offered is included as required by Item 14 of the Offering Circular in
Part II of Form
       1-A.
Signatures, page 27

29. Please revise your signature page to conform to the requirements of Instruction 1 to the Signatures section of Form 1-A. In this regard, please separately identify and include the signatures for your principal executive officer, principal financial officer, and principal accounting officer.
Notes to Financial Statements
Note 7- Subsequent Events, page F-8

30. Please provide quantitative disclosure for the specified contingent royalty payments and milestone payments that may be triggered by the Company's development activities.
Exhibits

31. Please file the form of any subscription agreement that you intend to use in connection with the offering as an exhibit with your next amendment.
 October 18, 2024
Page 6

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Christine Torney at 202-551-3652 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joshua Gorsky at 202-551-
7836 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Jim Byrd